

SO 3/3/03

03002514

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 2-27-03

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-52441~~

8-53660

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/02___ AND ENDING ___12/31/02___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westfield Bakerink Brozak, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16835 W. Bernardo Drive, Suite 203
(No. and Street)

San Diego, CA 92127
    (City)   (State)   (Zip Code)

SEC MAIL RECEIVED FEB 26 2003 WASHINGTON PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaRae Bakerink   (858) 592-9901
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 07 2003

OATH OR AFFIRMATION

I, LaRae Bakerink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westfield Bakerink Brozak, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

Signature

President | CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Westfield Bakerink Brozak, LLC

Financial Statements
and
Independent Auditor's Report

Year Ended December 31, 2002

Westfield Bakerink Brozak, LLC

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518   Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Westfield Bakerink Brozak, LLC

We have audited the accompanying statement of financial condition of Westfield Bakerink Brozak, LLC as of December 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westfield Bakerink Brozak, LLC at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 20, 2003

Westfield Bakerink Brozak, LLC

Statement of Financial Condition

December 31, 2002

ASSETS

Cash and cash equivalents	$131,201
Securities owned	288,800
Receivable from clearing broker-dealer	20,918
Deposit with clearing broker-dealer	100,000
Prepaid expenses and other	23,793
Total assets	$564,712

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 29,558
Payable to clearing broker-dealer	311,794
Total liabilities	341,352
Members' equity	223,360
Total liabilities and members' equity	$564,712

See notes to financial statements.

Westfield Bakerink Brozak, LLC

Statement of Income

Year Ended December 31, 2002

Revenues	
Commissions	$1,638,209
Trading profits	269,623
Interest	1,858
Other	129,173
Total revenues	2,038,863
Expenses	
Commissions	1,584,511
Compensation and benefits	169,624
Clearing charges	115,066
Information services	32,950
Outside services	27,730
Communication	23,857
Rent	22,981
Taxes, licenses, and registrations	10,333
Supplies	8,785
Travel and entertainment	2,880
Other	8,900
Total expenses	2,007,617
Net income	$ 31,246

See notes to financial statements.

Westfield Bakerink Brozak, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2002

Balance, beginning of year	$147,114
Capital Contributions	45,000
Net income	31,246
Balance, end of year	$223,360

See notes to financial statements.

Westfield Bakerink Brozak, LLC

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 31,246
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Receivable from clearing broker-dealer	(20,918)
Prepaid expenses and other	(20,577)
Accounts payable and accrued liabilities	29,558
Net cash from operating activities	19,309
Cash flows from investing activities	
Securities owned	(288,800)
Deposit with clearing broker-dealer	(100,000)
Net cash from investing activities	(388,800)
Cash flows from financing activities	
Capital contributions	45,000
Payable to clearing broker-dealer	311,794
Net cash from financing activities	356,794
Decrease in cash and cash equivalents	(12,697)
Cash and cash equivalents	
Beginning of year	143,898
End of year	$ 131,201

See notes to financial statements.

Westfield Bakerink Brozak, LLC

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Westfield Bakerink Brozak, LLC (the "Company") is a limited liability company under the laws of the State of California. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker dealer transacting securities transactions on a fully disclosed basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

   Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

   Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

   Concentration of Credit Risk. The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

   Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2002 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2.   **COMMITMENTS AND CONTINGENCIES**

Leases. The Company leases its facility under a long-term non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Future minimum lease payments are as follows:

Year Ending December 31:

2003	$24,738
2004	25,728
	$50,466

3.   **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2002 was 3 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2002, the Company had net capital of $113,921 which was $13,921 in excess of the amount required by the SEC.

4.   **RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES**

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

Westfield Bakerink Brozak, LLC

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2002

Total members' equity	$223,360
Less non-allowable assets included in the following statement of financial condition captions	
Prepaid expenses and other	23,793
Net capital before haircuts on security positions	199,567
Less haircuts on security positions	
Securities owned	43,320
Deposit – money market	2,000
Undue concentration	40,326
Net capital	$113,921
Total aggregate indebtedness included in the statement of financial condition	$341,352
Ratio of aggregate indebtedness to net capital	3.00
Minimum net capital required	$100,000

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2002.*

Westfield Bakerink Brozak, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2002

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2002; and a reconciliation to that calculation is not included herein.

Westfield Bakerink Brozak, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii); accordingly, the Company has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Westfield Bakerink Brozak, LLC

In planning and performing our audit of the financial statements of Westfield Bakerink Brozak, LLC (the "Company") for the period ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2002.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Buros & Farrington APC

February 20, 2003

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